UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

eHi Car Services Limited

(Name of the Issuer)

eHi Car Services Limited

Mr. Ray Ruiping Zhang

L & L Horizon, LLC
MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.

Fastforward Holdings Ltd
Fastforward Investment Ltd
Fastforward Company Ltd

The Crawford Group, Inc.

ICG Holdings 1, LLC

ICG Holdings 2, LLC

Ctrip Investment Holding Ltd.

C-Travel International Limited

Ctrip.com International, Ltd.

Ocean General Partners Limited

Ocean Voyage L.P.

Ocean Imagination L.P.

CDH Car Rental Service Limited

Nanyan Zheng

Tianyi Jiang

Dongfeng Asset Management Co., Ltd.

Teamsport Topco Limited

Teamsport Midco Limited
Teamsport Parent Limited
Teamsport Bidco Limited

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.001 per share

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A1001

(CUSIP Number)

eHi Car Services Limited Tel: +86 21 6468 7000 Fax: +86 21 5489 1121 Email: ir@ehic.com.cn Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road Shanghai, 200062 People’s Republic of China	Mr. Ray Ruiping Zhang L & L Horizon, LLC Tel: +86 180 0180 0611 Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road Shanghai, 200062 People’s Republic of China

MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.
Fastforward Holdings Ltd

Fastforward Investment Ltd
Fastforward Company Ltd

Tel: +1 (345) 814 5303
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Dongfeng Asset Management Co., Ltd. Tel: +86 27 8428 5066 Special No. 1 Dongfeng Road Wuhan Economic and Technology Development Zone Wuhan, Hubei People’s Republic of China

Teamsport Topco Limited

Teamsport Midco Limited

Teamsport Parent Limited
Teamsport Bidco Limited

Tel: +1 (345) 814 5303
c/o Maples Corporate Services
PO Box 309, Ugland House

Grand Cayman, KY1-1104
Cayman Islands

The Crawford Group, Inc. ICG Holdings 1, LLC ICG Holdings 2, LLC Tel: +1 (314) 512 5000 600 Corporate Park Drive St. Louis, Missouri 63105 United States of America

Ctrip Investment Holding Ltd. C-Travel International Limited Ctrip.com International, Ltd. Tel: +86 21 3406 4880 c/o 968 Jin Zhong Road, Shanghai 200335 People’s Republic of China

Ocean General Partners Limited

Ocean Voyage L.P.

Ocean Imagination L.P.

CDH Car Rental Service Limited

Nanyan Zheng

Tianyi Jiang

Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road,

Kowloon Bay, Hong Kong

Fax: +852 3421 0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gordon K. Davidson, Esq. David K. Michaels, Esq. Ken S. Myers, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 Tel: +1 (650) 988 8500	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000	Portia Ku, Esq. Nima Amini, Esq. Vincent Lin, Esq. O’Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road, Central Hong Kong Tel: +852 3512 2300

Greg Pilarowski, Esq. Pillar Legal, P.C. Suite 1419-1420, Far East Building 1101 Pudong South Road, Pudong District Shanghai 2001120 People’s Republic of China Tel: +86 21 5876 0206	Thomas A. Litz, Esq. Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 United States of America Tel: +1 (314) 552 6072	Don S. Williams, Esq. Sheppard, Mullin, Richter & Hampton LLP 26th Floor, Wheelock Square 1717 Nanjing Road West Shanghai, 200040 People’s Republic of China Tel: +86 21 2321 6018

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Centre, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China Tel: +86 21 6193 8200

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$458,970,954.13	$55,627.28

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) 62,609,195 common shares of the issuer (including common shares represented by American Depositary Shares of the issuer) subject to the transaction multiplied by the aggregate cash payment of US$6.125 per common share, plus (b) 9,547,521 common shares of the issuer subject to the transaction multiplied by the aggregate cash payment of US$7.25 per common share, plus (c) the product of 2,376,000 common shares issuable under all outstanding and unexercised options subject to the transaction multiplied by US$2.63507 per share (which is the difference between US$6.125 and the weighted average exercise price of US$3.48993 per share), plus (d) the product of 1,500 restricted shares of the issuer multiplied by US$6.125 per share ((a), (b), (c), and (d) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2019, issued on August 24, 2018, was calculated by multiplying the Transaction Valuation by 0.0001212.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$135.95	Filing Party: eHi Car Services Limited

Form or Registration No.: Schedule 13E-3	Date Filed: June 4, 2018

Amount Previously Paid: US$74,400.25	Filing Party: eHi Car Services Limited

Form or Registration No.: Schedule 13E-3	Date Filed: April 26, 2018

Amount Previously Paid: US$8,388.84	Filing Party: BPEA Teamsport Limited

Form or Registration No.: Schedule 13E-3	Date Filed: March 9, 2018

[1]	This CUSIP applies to American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A Common Shares.

INTRODUCTION

This Amendment No. 7 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the common shares, consisting of Class A common shares, par value US$0.001 per share (each, a “Class A Share”), including the Class A Shares represented by American Depositary Shares, each representing two Class A Shares (“ADSs”), and Class B common shares, par value US$0.001 per share (each, a “Class B Share” and, collectively with Class A Shares, “Shares” and, each, a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	Mr. Ray Ruiping Zhang, a citizen of the United States of America (“Mr. Zhang”);

(c)	L & L Horizon, LLC, a Delaware limited liability company (“Horizon LLC” and, together with Mr. Zhang, the “Mr. Zhang Filing Persons”);

(d)	MBK Partners Fund IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP LP”);

(e)	MBK Partners JC IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP JC LP”);

(f)	Fastforward Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Holdings”);

(g)	Fastforward Investment Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Investment”);

(h)	Fastforward Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV” and, together with MBKP LP, MBKP JC LP, MBKP SPV Holdings and MBKP SPV Investment, the “MBKP Filing Persons”);

(i)	The Crawford Group, Inc., a Missouri corporation (“Crawford”);

(j)	ICG Holdings 1, LLC, a Delaware limited liability company (“ICG Holdco 1”);

(k)

ICG Holdings 2, LLC, a Delaware limited liability company (“ICG Holdco 2” and, together with ICG Holdco 1, the “ICG Holdcos” and the ICG Holdcos, together with Crawford, the “Crawford Filing Persons”);

(l)	Ctrip Investment Holding Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ctrip Investment”);

(m)	C-Travel International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“C-Travel”);

(n)	Ctrip.com International, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ctrip” and together with Ctrip Investment and C-Travel, the “Ctrip Filing Persons”);

(o)	Ocean General Partners Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ocean GP”);

(p)	Ocean Voyage L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Voyage”);

(q)	Ocean Imagination L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Imagination”);

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(r)	CDH Car Rental Service Limited, a business company incorporated under the laws of the British Virgin Islands (“CDH Car”);
(s)	Mr. Nanyan Zheng, a citizen of the People’s Republic of China (“Mr. Zheng”);

(t)	Mr. Tianyi Jiang, a Hong Kong permanent resident (“Mr. Jiang” and, together with Ocean GP, Ocean Voyage, Ocean Imagination, CDH Car and Mr. Zheng, the “Ocean Filing Persons”);

(u)	Dongfeng Asset Management Co., Ltd., a limited liability company formed under the laws of the People’s Republic of China (“DF Asset Management”);

(v)	Teamsport Topco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”);

(w)	Teamsport Midco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”);

(x)	Teamsport Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); and

(y)	Teamsport Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”).

This Transaction Statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of February 18, 2019, among the Company, Parent and Merger Sub providing for the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving company (the “Surviving Company”) after the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

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Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On April 8, 2019, at 10:00 a.m. (Shanghai time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s principal executive offices at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement, including the Merger.

On April 9, 2019, Holdco purchased 2,000 Class A Shares and 465,856 Class B Shares (collectively, the “Purchased NA Shares”) from New Access Capital International Limited and New Access Investments Group Limited (collectively, the “NA Sellers”) immediately prior to the Merger pursuant to that certain share purchase agreement, dated February 18, 2019, by and among Holdco and the NA Sellers.

On April 9, 2019, Holdco purchased 9,081,665 Class B Shares (collectively, the “Purchased GS Shares”) from GS Car Rental HK Limited and GS Car Rental HK Parallel Limited (collectively, the “GS Sellers”) immediately prior to the Merger pursuant to that certain share purchase agreement, dated March 14, 2019, by and among Holdco, the GS Sellers, Crawford and Ctrip Investment.

On April 9, 2019, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on the same date. As a result of the Merger, the Company ceased to be a publicly traded company and is thereafter wholly owned by Parent.

At the effective time of the Merger (the “Effective Time”), (i) each Share, other than certain Shares described below, issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$6.125 per Share (the “Per Share Merger Consideration”), and (ii) each ADS (other than any ADSs representing Excluded Shares (as defined below)) was cancelled in exchange for the right to receive US$12.25 per ADS (the “Per ADS Merger Consideration”) (net of the cancellation fee of US$0.05 per ADS), and each Class A Share represented by such ADSs was cancelled, in exchange for the right of the ADS depositary to receive the Per Share Merger Consideration, which the ADS depositary will distribute to the holders of such ADSs as the Per ADS Merger Consideration pursuant to the ADS deposit agreement (net of the cancellation fee of US$0.05 per ADS), in each case, in cash, without interest and net of any applicable withholding taxes.

Notwithstanding the foregoing:

(a) Each of the Class A Shares and the Class B Shares (collectively, the “Rollover Shares”) held by Horizon LLC, the Crawford Filing Persons, Ctrip Investment, CDH Car and DF Asset Management, which were ultimately contributed to Parent, continue to exist without interruption and represent one validly issued, fully paid and non-assessable ordinary share of the Surviving Company without any payment of, or the right to receive, the Per Share Merger Consideration or the Per ADS Merger Consideration;

(b) Each of the Purchased NA Shares was cancelled without payment of any consideration or distribution therefor.

(c) Each of the Purchased GS Shares was cancelled without payment of any consideration or distribution therefor.

(d) Shares (including Class A Shares represented by ADSs) held by Parent, the Company or any of their respective subsidiaries and the Shares (including Class A Shares represented by ADSs) held by the ADS depositary and reserved for issuance pursuant to the 2010 Performance Incentive Plan of the Company and the 2014 Performance Incentive Plan of the Company (as amended, collectively, the “Share Incentive Plans”), in each case issued and outstanding immediately prior to the Effective Time (such Shares, together with the Rollover Shares, the Purchased NA Shares, and the Purchased GS Shares, the “Excluded Shares”), were cancelled without payment of any consideration or distribution therefor.

(e) Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law (2018 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”), which have been cancelled at the Effective Time in exchange for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

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In addition to the foregoing, at the Effective Time, each option to purchase Shares granted under the Share Incentive Plans, whether or not vested, that was then outstanding and unexercised has been cancelled and, if the per Share exercise price of such option is less than US$6.125, entitled the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries, without interest and net of any applicable withholding taxes, a cash amount equal to the product of (a) the excess, if any, of US$6.125 over the exercise price of such option and (b) the number of Shares underlying such option. At the Effective Time, each restricted share awarded under the Share Incentive Plans that was outstanding but had not fully been vested immediately prior to the Effective Time has been cancelled and entitled the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries an amount equal to US$6.125, in cash, without interest and net of any applicable withholding taxes.

At the Effective Time, the Share Incentive Plans and all relevant award agreements applicable to the Share Incentive Plans have been terminated.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”) and the ADS program for the Shares will terminate. The Company has requested NYSE to file Form 25 with the SEC to notify the SEC of the delisting of the Company’s ADSs on NYSE and deregistration of the Company’s registered securities under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2019

eHi Car Services Limited

By	/s/ Qian Miao
Name:	Qian Miao
Title:	Authorized Member of the Special Committee

Ray Ruiping Zhang

By	/s/ Ray Ruiping Zhang

L & L Horizon, LLC

By	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Member Manager

MBK Partners Fund IV, L.P.

By: MBK Partners GP IV, L.P., its general partner

By: MBK GP IV, Inc., its general partner

By	/s/ Michael ByungJu Kim
Name:	Michael ByungJu Kim
Title:	Director

MBK Partners JC IV, L.P.

By: MBK Partners JC IV, GP, L.P., its general partner

By: MBK Partners JC IV, Inc., its general partner

By	/s/ Teck Chien Kong
Name:	Teck Chien Kong
Title:	Director

Fastforward Holdings Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Fastforward Investment Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Fastforward Company Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

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The Crawford Group, Inc.

By	/s/ Rick A. Short
Name:	Rick A. Short
Title:	Vice President and Treasurer

ICG Holdings 1, LLC
By: The Crawford Group, Inc., its sole member

By	/s/ Rick A. Short
Name:	Rick A. Short
Title:	Vice President and Treasurer

ICG Holdings 2, LLC
By: The Crawford Group, Inc., its sole member

By	/s/ Rick A. Short
Name:	Rick A. Short
Title:	Vice President and Treasurer

Ctrip Investment Holding Ltd.

By	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Director

C-Travel International Limited

By	/s/ Min Fan
Name:	Min Fan
Title:	Director

Ctrip.com International, Ltd.

By	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Chief Financial Officer

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Ocean General Partners Limited

By	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

Ocean Voyage L.P.

By	Ocean General Partners Limited
its General Partner

By	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

Ocean Imagination L.P.

By	Ocean Voyage L.P.
its General Partner

By	Ocean General Partners Limited
its General Partner

By	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

CDH Car Rental Service Limited

By	/s/ Xu Li
Name:	Xu Li
Title:	Director

Nanyan Zheng

/s/ Nanyan Zheng

Tianyi Jiang

/s/ Tianyi Jiang

Dongfeng Asset Management Co. Ltd.

By	/s/ Lu Feng
Name:	Lu Feng
Title:	General Manager

Teamsport Topco Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Teamsport Midco Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

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Teamsport Parent Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Teamsport Bidco Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

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EXHIBIT INDEX

(a)-(1)***	Proxy Statement of the Company, dated March 11, 2019 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2018 (File No. 001-36731).

(a)-(6)	Press Release issued by the Company, dated April 16, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 16, 2018 (File No. 001-36731).

(a)-(7)	Press Release issued by the Company, dated February 19, 2019, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 19, 2019 (File No. 001-36731).

(b)-(1)**	Amended and Restated Equity Commitment Letter, dated February 18, 2019, by and between MBKP LP and Holdco.

(b)-(2)**	Equity Commitment Letter, dated February 18, 2019, by and between Ocean Imagination and Holdco.

(b)-(3)**	Amended and Restated Equity Commitment Letter, dated February 18, 2019, by and between Crawford and Holdco.

(c)-(1)*	Opinion of Duff & Phelps, LLC, dated April 4, 2018.

(c)-(2)*	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 4, 2018.

(c)-(3)	Opinion of Duff & Phelps, LLC, dated February 18, 2019, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)**	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 18, 2019.

(d)-(1)	Amended and Restated Agreement and Plan of Merger, dated February 18, 2019, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Amended and Restated Contribution and Support Agreement, dated February 18, 2019, by and among the Rollover Shareholders, Holdco, Midco and Parent, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)**	Amended and Restated Interim Investors Agreement, dated February 18, 2019, by and among MBKP LP, Ocean Imagination, Crawford, the Rollover Shareholders, Holdco, Midco, Parent and Merger Sub.

(d)-(4)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by MBKP LP, in favor of the Company.

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(d)-(5)**	Limited Guarantee, dated February 18, 2019, by Ocean Imagination in favor of the Company.

(d)-(6)**	Limited Guarantee, dated February 18, 2019, by Ctrip Investment in favor of the Company.

(d)-(7)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by Crawford in favor of the Company.

(d)-(8)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by Horizon LLC in favor of the Company.

(d)-(9)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by DF Asset Management in favor of the Company.

(d)-(10)	Notice of Proposed Sale of Shares of the Company, dated April 23, 2018, from the IGC Sellers to Crawford, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(11)	First ROFO Acceptance Notice, dated May 2, 2018, from Crawford to the IGC Sellers, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(12)**	First ROFO Acceptance Notice, dated May 2, 2018, from Ctrip Investment to the IGC Sellers.

(d)-(13)	First Offer Notice, dated April 25, 2018, from the GS Sellers to Crawford, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(14)	First ROFO Acceptance Notice, dated May 3, 2018, from Crawford to the GS Sellers, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(15)**	First ROFO Acceptance Notice, dated April 27, 2018, from Ctrip Investment to the GS Sellers.

(d)-(16)	Secondary Stock Purchase Agreement, dated August 9, 2018, by and among Crawford and the IGC Sellers, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on August 14, 2018 (File No. 005-88413).

(d)-(17)	Termination Agreement, dated February 18, 2019, by and among MBKP LP, The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., BPEA Teamsport Limited, Crawford, RedStone, Horizon LLC, DF Asset Management, Holdco, Midco, Parent, Merger Sub and MBKP SPV incorporated herein by reference to Exhibit 7.23 to the Schedule 13D/A filed by BPEA Teamsport Limited with the SEC on February 19, 2019 (File No. 005-88413).

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(d)-(18)	Support Agreement, dated February 18, 2019, by and among, Holdco, Midco, Parent and BPEA Teamsport Limited, incorporated herein by reference to Exhibit 7.24 to the Schedule 13D/A filed by BPEA Teamsport Limited with the SEC on February 19, 2019 (File No. 005-88413).

(d)-(19)**	Share Purchase Agreement, dated February 18, 2019, by and among the NA Sellers and Holdco.

(d)-(20)	Share Purchase Agreement dated March 14, 2019 among Holdco, the GS Sellers, Crawford and Ctrip Investment, incorporated herein by reference to Exhibit 99.19 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on March 14, 2019 (File No. 005-88413).

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2018 Revision), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed on April 26, 2018.

** Previously filed on February 27, 2019.

*** Previously filed on March 11, 2019.

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